                                                             August 11, 2004

                                                             Contact:  Ron Kurtz
                                                             (713) 267-3686

                    MAXXAM REPORTS RESULTS FOR SECOND QUARTER
                             AND FIRST HALF OF 2004

HOUSTON, Texas (August 11, 2004) - MAXXAM Inc. (AMEX: MXM) today reported a net loss of $5.3 million, or $.89 per share, for the second quarter of 2004, compared to a net loss of $8.1 million, or $1.24 per share, for the second quarter of 2003. Net sales for the second quarter of 2004 totaled $92.5 million, compared to $78.5 million in the same period of 2003.

For the first six months of 2004, MAXXAM reported a net loss of $25.6 million, or $4.29 per share, compared to a net loss of $18.6 million, or $2.85 per share, for the same period of 2003. Net sales for the first six months of 2004 were
$161.4 million, compared to $153.4 million for the first six months of 2003.

MAXXAM reported operating income of $9.1 million for the second quarter and $2.5 million for the first six months of 2004, compared to operating income of $6.4 million for the second quarter and $5.2 million for the first six months of
2003.

FOREST PRODUCTS OPERATIONS

Lumber sales increased for the second quarter of 2004 as compared to the second quarter of 2003 primarily due to higher prices for both redwood and Douglas-fir common grade lumber. The improvement in revenues due to the increase in prices was partially offset by an unfavorable shift in the mix of lumber sold from redwood to Douglas-fir. Despite the increase in lumber sales, operating results for the segment declined for the second quarter of 2004 due to higher operating expenses largely driven by declines in harvest and increased third party log purchases, as well as higher selling, general and administrative expenses related to payments in connection with a voluntary reduction in workforce.

REAL ESTATE OPERATIONS

Net sales and operating results for real estate operations improved for the second quarter of 2004 versus the same period of 2003, reflecting increases in sales at the Company's Palmas del Mar and Mirada developments, as well as an increase in revenues from commercial operations at Palmas del Mar.

RACING OPERATIONS

Net sales for the racing segment increased $3.5 million for the second quarter of 2004 compared to the second quarter of 2003 primarily as a result of 36 more live race days held at Sam Houston Race Park. The increase in net sales led to improved operating results for the second quarter of 2004 versus the comparable prior year period.

OTHER MATTERS

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

                                   174-081104

Company press releases may contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The company cautions that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied in the forward-looking statements as a result of various factors.

                          MAXXAM INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (In millions of dollars, except per share amounts)

                                                                            THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                                 JUNE 30,                        JUNE 30,
                                                                        ----------------------------    ----------------------------
                                                                           2004            2003            2004            2003
                                                                        ------------   -------------    ------------   -------------
                                                                                                (UNAUDITED)
   Net sales:
      Forest products. . . . . . . . . . . . . . . . . . . . . . . .    $      56.2    $       55.2     $      99.6    $      100.5
      Real estate. . . . . . . . . . . . . . . . . . . . . . . . . .       .   23.8            14.3            34.8            28.3
      Racing (1) . . . . . . . . . . . . . . . . . . . . . . . . . .           12.5             9.0            27.0            24.6
                                                                        ------------   -------------    ------------   -------------
                                                                               92.5            78.5           161.4           153.4
                                                                        ------------   -------------    ------------   -------------

   Costs and expenses. . . . . . . . . . . . . . . . . . . . . . . .          (83.4)          (72.1)         (158.9)         (148.2)
                                                                        ------------   -------------    ------------   -------------

   Operating income:
      Forest products. . . . . . . . . . . . . . . . . . . . . . . .            2.5             9.3             2.2            10.1
      Real estate. . . . . . . . . . . . . . . . . . . . . . . . . .            8.9             0.1             7.1            (0.6)
      Racing . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (0.8)           (1.2)           (0.2)           (0.6)
      Corporate. . . . . . . . . . . . . . . . . . . . . . . . . . .           (1.5)           (1.8)           (6.6)           (3.7)
                                                                        ------------   -------------    ------------   -------------
                                                                                9.1             6.4             2.5             5.2
                                                                        ------------   -------------    ------------   -------------

   Other income (expense):
      Investment and interest income . . . . . . . . . . . . . . . .            1.8             3.8             5.6             5.1
      Other income, net                                                         2.1             1.3             3.4            10.0
      Interest expense . . . . . . . . . . . . . . . . . . . . . . .          (18.3)          (19.6)          (37.1)          (38.9)
                                                                        ------------   -------------    ------------   -------------
   Loss before income taxes. . . . . . . . . . . . . . . . . . . . .            (5.3)           (8.1)          (25.6)          (18.6)
   Provision for income taxes. . . . . . . . . . . . . . . . . . . .             -               -               -               -
                                                                        ------------   -------------    ------------   -------------
   Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       (5.3)  $        (8.1)   $      (25.6)  $       (18.6)
                                                                        ============   =============    ============   =============

   Basic and diluted loss per common and common
      equivalent share . . . . . . . . . . . . . . . . . . . . . . .    $      (0.89)  $       (1.24)   $      (4.29)  $       (2.85)
                                                                        ============   =============    ============   =============

   (1)  Pari-mutuel costs and expenses are now included in the racing segment's costs and expenses. Previously, these costs and expenses were netted against gross revenues.